==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the month of February, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   February 2, 2006                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                    Tel. 604-687-1117 / Fax 604-687-6100

        -----------                 |
           NEWS                     |               [GRAPHIC OMITTED]
          RELEASE                   |              [LOGO - TECKCOMINCO]
        ------------                |-------------------------------------------
                                      FOR IMMEDIATE RELEASE - FEBRUARY 1, 2006
                                                                      06-02-TC

4Q            RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005
================================================================================

                             TECK COMINCO REPORTS
          RECORD NET EARNINGS OF $510 MILLION FOR THE FOURTH QUARTER
                         AND $1.3 BILLION FOR THE YEAR

Don Lindsay, President and CEO said, "Net earnings in the fourth quarter were a record $510 million reflecting the company's earnings power in a favourable commodity price environment. The company's balance sheet at year end was the strongest ever with cash balances of $3.1 billion. In addition, construction of the company's newest operation, the Pogo gold mine in Alaska, is now substantially complete with the first gold pour expected shortly."


HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were $510 million or $2.50 per share in the fourth quarter, compared with $285 million or $1.42 per share in the fourth quarter of 2004. The higher earnings were due mainly to significantly higher copper, zinc and coal prices. Earnings of $1.3 billion for the year were more than double the $617 million earned in 2004.

    o Cash flow from operations, before changes to non-cash working capital items, was $576 million in the fourth quarter, up from $403 million in the fourth quarter of 2004. Cash flow from operations for the year was $1.7 billion compared with $1.1 billion in 2004.

    o Average LME cash prices for copper and zinc in the fourth quarter were US$1.95 per pound and US$0.74 per pound respectively, up 39% and 45% from a year ago.

    o Construction of the Pogo gold mine in Alaska was substantially complete at the end of 2005. Commercial production levels are expected to be reached in the second quarter of 2006.

    o In November 2005, the company finalized agreement to acquire a 15% partnership interest in the Fort Hills Oil Sands project. Engineering and design work is underway, and a preliminary cost estimate is expected to be completed by the end of 2006.

    o At December 31, 2005, the company had a cash balance of $3.1 billion and a long-term debt to debt-plus-equity ratio of 28%. The company's cash exceeded debt by $1.4 billion.


------------------------------------------------------------------------------
Reference:  Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

THIS PRESS RELEASE IS PREPARED AS AT FEBRUARY 1, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2005 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004. IN THIS PRESS RELEASE, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the fourth quarter were $510 million or $2.50 per share compared with net earnings of $285 million or $1.42 per share in the fourth quarter of 2004, with the increase due mainly to higher realized prices for the company's products. Included in fourth quarter net earnings were favourable tax adjustments of $52 million from adjustments to future income tax liabilities and gain on sale of investments of $20 million ($17 million on an after-tax basis).

In the fourth quarter, LME average cash prices for copper and zinc were US$1.95 and US$0.74 per pound compared with US$1.40 and US$0.51 per pound a year ago, up 39% and 45% respectively. Realized coal prices averaged US$122 per tonne in the fourth quarter, up 114% from US$57 per tonne in same period in 2004. A lower Canadian/U.S. dollar exchange rate of 1.17 in the fourth quarter compared with 1.22 a year ago partially offset the higher commodity prices.

Net earnings for the year ended December 31, 2005 were $1.3 billion, more than double the $617 million earned in 2004 primarily the result of higher commodity prices. Non-recurring items included in 2005 earnings were favourable tax adjustments of $94 million and gain on sale of investments and assets of $77 million ($65 million on an after-tax basis), while 2004 earnings were net of an after-tax writedown of investments of $52 million.

Operating profit was a record $700 million in the fourth quarter compared with $392 million in the same period in 2004. Positive settlement adjustments of $61 million were recorded in the fourth quarter on rising metal prices, compared with $9 million in the same period last year. Operating profit increased significantly at zinc, copper, and coal operations due to higher commodity prices, despite lower sales volumes at Trail, Red Dog and Elk Valley Coal operations compared with the fourth quarter last year. Operating profits from coal operations increased by $127 million while operating profits from both zinc and copper operations increased by $94 million.

Fourth quarter operating profit of $700 million was also a significant increase over the $560 million recorded in the third quarter of 2005. Approximately one-half of this increase arose at Red Dog, where significantly higher zinc prices were the main contributor to a $61 million increase in operating profits. Operating profits at copper operations increased by $79 million as a result of both higher sales volumes and prices. Operating profits at coal operations declined by $23 million due to lower sales volumes. Operating profit from Trail operations in the fourth quarter was $14 million higher compared with the third quarter of 2005 as the facility returned to full operations after settlement of a labour dispute that had closed the metal operations in the third quarter.



2          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $576 million in the fourth quarter, up from $403 million last year with significantly higher operating profits from zinc, copper and coal operations.

Cash flow from operations, before changes to non-cash working capital items, was $1.7 billion for the year ended December 31, 2005 compared with $1.1 billion a year ago.

REVENUES

Revenues from operations were $1.3 billion in the fourth quarter of 2005 compared with $1.1 billion in the same period a year ago due mainly to higher coal, copper and zinc prices. Coal revenues in the fourth quarter increased to $338 million from $180 million last year due to an average coal price of US$122 per tonne compared with US$57 per tonne in the same period last year. Revenue from copper operations was $452 million compared with $323 million due mainly to significantly higher copper prices, partially offset by lower molybdenum revenues. Zinc revenues of $524 million were similar to last year as higher zinc prices were offset by lower sales from Trail operations due to the effect of the strike, which ended in early October.

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Commodity prices and the U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE

                                                        Fourth Quarter                  Year to Date
                                              ----------------------------   ---------------------------
                                                  2005      2004  % Change      2005      2004  % Change
ZINC (LME Cash - US$/pound)                       0.74      0.51      +45%      0.63      0.48      +31%
COPPER (LME Cash - US$/pound)                     1.95      1.40      +39%      1.67      1.30      +28%
LEAD (LME Cash - US$/pound)                       0.48      0.43      +12%      0.44      0.40      +10%
GOLD (LME PM fix - US$/ounce)                      485       434      +12%       445       409       +9%
MOLYBDENUM (realized - US$/pound)                   20        27      -26%        26        17      +53%
COAL (realized - US$/tonne)                        122        57     +114%        99        52      +90%
CANADIAN/U.S. EXCHANGE RATE (Bank of Canada)      1.17      1.22       -4%      1.21      1.30       -7%



3          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

PRODUCTION AND SALES (NOTE 1)
                                                    PRODUCTION                               SALES
                                        ------------------------------------  -------------------------------------
                                           FOURTH QUARTER    YEAR TO DATE       FOURTH QUARTER      YEAR TO DATE
                                          2005      2004     2005     2004       2005      2004     2005     2004
-------------------------------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS

   REFINED ZINC - Thousand tonnes           67        79      223      296         59        83      228      296

   REFINED LEAD - Thousand tonnes           22        25       69       84         19        24       65       82

   SURPLUS POWER - GW.h                      -         -        -        -        202       188    1,278      957

MINE OPERATIONS (Note 2)

   ZINC - Thousand tonnes
     Red Dog                               142       132      568      554        186       247      545      651
     Antamina                                3         6       41       43          6         3       43       41
     Pend Oreille                            9        10       45       17          8        10       44       17
     Louvicourt                              -         1        3        5          -         1        3        5
     --------------------------------------------------------------------------------------------------------------
                                           154       149      657      619        200       261      635      714

   COPPER - Thousand tonnes
     Highland Valley Copper (Note 3)        49        46      175      158         48        30      181      140
     Antamina                               23        23       84       82         25        22       87       77
     Louvicourt                              -         2        4        8          -         2        4        8
     --------------------------------------------------------------------------------------------------------------
                                            72        71      263      248         73        54      272      225

   LEAD - Thousand tonnes
     Red Dog                                29        32      102      117         47        60      105      127
     Pend Oreille                            2         1        8        2          2         2        8        3
     --------------------------------------------------------------------------------------------------------------
                                            31        33      110      119         49        62      113      130

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper (Note 3)     1,277     2,404    6,149    9,853      1,390     3,094    6,682   10,130
     Antamina                            1,134       830    3,333    1,778      1,105       435    3,628      903
     --------------------------------------------------------------------------------------------------------------
                                         2,411     3,234    9,482   11,631      2,495     3,529   10,310   11,033

   GOLD - Thousand ounces
     Hemlo                                  51        66      230      247         48        64      230      246
     Other                                   3         5       15       14          2         4       12       13
     --------------------------------------------------------------------------------------------------------------
                                            54        71      245      261         50        68      242      259

   COAL - Thousand tonnes
     Elk Valley Coal (Note 4)            2,392     2,467   9,948     9,277      2,242     2,509    9,352    9,333

Notes:
(1)  The table presents the company's share of production and sales volumes.
(2)  Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3)  The company has owned 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.
(4)  Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the
     Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to
     April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.


4          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

OPERATING PROFIT, REVENUES AND DEPRECIATION

QUARTER ENDED DECEMBER 31

                                              OPERATING                                          DEPRECIATION
                                            PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
($ IN MILLIONS)                              2005     2004              2005      2004            2005      2004
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)            $  48    $  33            $  251    $  275             $11       $11
   Red Dog                                    167      100               297       263              20        23
   Pend Oreille                                 2       (2)               14        11               5         2
   Inter-segment sales and other                5       (3)              (38)      (37)              -         -
   ----------------------------------------------------------------------------------------------------------------
                                              222      128               524       512              36        36

COPPER
   Highland Valley Copper (Note 2)            190      162               290       222              11        13
   Antamina                                   128       59               162        92              10        10
   Louvicourt                                   -        3                 -         9               -         3
   ----------------------------------------------------------------------------------------------------------------
                                              318      224               452       323              21        26

GOLD
   Hemlo                                        1        8                29        36               5         7

COAL
   Elk Valley Coal (Note 3)                   159       32               338       180               9         7
-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $700     $392            $1,343    $1,051             $71       $76
===================================================================================================================

YEAR ENDED DECEMBER 31
                                              OPERATING                                          DEPRECIATION
                                            PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
($ IN MILLIONS)                              2005     2004              2005      2004            2005      2004
-------------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales)           $  149   $  135            $  937    $1,006            $ 39      $ 47
   Red Dog                                    325      207               677       626              60        68
   Pend Oreille                                 2       (4)               54        17              18         5
   Inter-segment sales and other                -        1              (119)     (108)              1         -
   ----------------------------------------------------------------------------------------------------------------
                                              476      339             1,549     1,541             118       120

COPPER
   Highland Valley Copper (Note 2)            613      431             1,021       748              60        52
   Antamina                                   384      184               524       318              38        41
   Louvicourt                                  12       13                21        34               3         9
   ----------------------------------------------------------------------------------------------------------------
                                            1,009      628             1,566     1,100             101       102

GOLD
   Hemlo                                        9       32               127       142              21        22

COAL
   Elk Valley Coal (Note 3)                   512      125             1,173       645              34        31
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $2,006   $1,124            $4,415    $3,428            $274      $275
===================================================================================================================

Notes:
(1)  Depreciation and amortization are deducted in calculating operating profit.
(2)  Highland Valley Copper results were consolidated commencing March 1, 2004, with a minority interest provision of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of
     Highland Valley Copper.
(3)  Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the
     Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to
     April 1, 2004. Effective April 1, 2006, the company's direct interest will be 40%.

5          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                            Three months ended Dec. 31           Year ended Dec. 31
                                          ------------------------------    ----------------------------
     100%                                        2005             2004          2005               2004
     Zinc production (000's tonnes)              67.2             78.8         223.2              296.0
     Lead production (000's tonnes)              21.3             25.1          68.6               84.3
     Zinc sales (000's tonnes)                   59.4             82.8         228.3              295.5
     Lead sales (000's tonnes)                   18.8             24.4          64.9               82.1
     Surplus power sold (GW.h)                    202              188         1,278                957
     Power price (US$/megawatt hr)                 88               45            58                 44
     Operating profit ($ millions)
          - Metal operations                       34               29            80                 98
          - Power sales                            14                4            69                 37

Trail operations resumed production after a strike by unionized employees ended on October 6, 2005. After a start-up period in October, zinc production for the final two months of the quarter averaged 26,000 tonnes per month. Sales volumes of 59,400 tonnes were lower than production, as finished goods inventories were replenished. Despite the lower sales volumes, metal operations benefited from significantly higher zinc prices resulting in operating profits of $34 million compared with $29 million in the fourth quarter of 2004.

Operating profit from power sales in the fourth quarter was $14 million compared with $4 million in the same period last year due to significantly higher power prices, and increased power sales resulting from a shutdown of metals operations at the beginning of the quarter due to the strike.

RED DOG (100%)
                                            Three months ended Dec. 31          Year ended Dec. 31
                                          -----------------------------    ----------------------------
     100%                                        2005             2004         2005               2004
     Tonnes milled (000's)                        763              733        3,087              2,948
     Zinc grade (%)                              22.2             21.3         21.7               22.0
     Lead grade (%)                               6.6              6.1          5.6                6.0
     Zinc recovery (%)                           83.6             84.8         84.9               85.6
     Lead recovery (%)                           55.7             66.6         59.0               65.9
     Zinc production (000's tonnes)             141.6            132.2        568.0              554.2
     Zinc sales (000's tonnes)                  185.6            246.8        544.8              651.2
     Lead production (000's tonnes)              29.1             32.1        102.3              117.0
     Lead sales (000's tonnes)                   47.2             60.0        105.0              126.8
     Operating profit ($ millions)                167              100          325                207

Zinc production in the fourth quarter was 7% higher than a year ago, as harsh winter conditions in the fourth quarter of 2004 adversely affected production. Lead production of 29,100 tonnes in the fourth quarter was 9% lower than the same period last year due to lower recoveries from processing ore with less favourable milling characteristics.

Zinc sales of 185,600 tonnes in the fourth quarter were 61,200 tonnes lower than the same period last year. The lower sales in the fourth quarter were due mainly to the timing of sales, with some customers taking early delivery in the third quarter of 2005, as well as a higher ending inventory in the current quarter compared with a year ago. Lead sales of 47,200 tonnes in the fourth quarter were lower than a year ago due to higher sales in the third quarter of 2005 and the lower production in the current year. The significantly higher zinc and lead prices and positive settlement adjustments of $21 million offset the impact of the lower sales volume, resulting in an operating profit of $167 million compared with $100 million in the fourth quarter of 2004.


6          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

Total zinc sales volumes in 2005 were 106,000 tonnes lower than 2004 due mainly to a higher amount of inventories available for sale at the start of 2004.

The mine shipped 1,012,000 tonnes of zinc concentrate from July to October, containing metal of 562,000 tonnes of zinc, compared with shipment of 1,025,000 tonnes of concentrate containing 569,000 tonnes of zinc in 2004.

At December 31, 2005 zinc in concentrate available for sale, excluding production inventories at site, was 192,000 tonnes compared with 170,000 tonnes a year ago.

ANTAMINA (22.5%)

                                                        Three months ended Dec. 31        Year ended Dec. 31
                                                      -----------------------------    -----------------------------
     100%                                                    2005            2004          2005                2004
     Tonnes milled (000's)                                  8,348            8,027       30,344              31,255
     Copper grade (%)                                        1.37             1.45         1.35                1.34
     Zinc grade (%)                                          0.47             0.47         0.92                0.97
     Copper recovery (%)                                     92.1             91.3         90.3                87.3
     Zinc recovery (%)                                       78.3             79.9         82.7                73.8
     Copper production (000's tonnes)                       104.3            102.7        374.6               362.1
     Copper sales (000's tonnes)                            109.3             99.1        384.1               341.3
     Zinc production (000's tonnes)                          15.1             24.3        184.3               190.1
     Zinc sales (000's tonnes)                               27.7             14.7        190.5               181.5
     Molybdenum production (000's pounds)                   5,043            3,689       14,815               7,905
     Molybdenum sales (000's pounds)                        4,909            1,933       16,124               4,013
     Company's share of operating profit ($ millions)         128               59          384                 184

Mill throughput in the fourth quarter was 4% higher than the same period a year ago. Copper ore accounted for 89% of mill throughput, the same as the fourth quarter of 2004. Copper production of 104,300 tonnes was slightly higher than the same period last year while zinc production decreased by 38% due to the ore types processed in the quarter. Molybdenum production was 5.0 million pounds in the fourth quarter compared with 3.7 million pounds a year ago due to significantly higher mill recoveries resulting from continued process improvements.

Copper sales volumes of 109,300 tonnes in the fourth quarter increased by 10% and zinc sales volumes doubled to 27,700 tonnes compared to a year ago due to timing of sales. Molybdenum revenues in the fourth quarter increased to $25 million compared with $8 million a year ago due mainly to significantly higher sales volumes. Antamina's average realized molybdenum price, after negative settlement adjustments and smelter deductions was US$20 per pound in the fourth quarter compared with US$15 per pound in 2004.

The company's 22.5% share of operating profit in the fourth quarter was $128 million, including net positive settlement adjustments of $13 million, compared with $59 million a year ago due mainly to significantly higher copper and zinc prices.


7          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

HIGHLAND VALLEY COPPER (97.5%)*
                                                        Three months ended Dec. 31          Year ended Dec. 31
                                                     ------------------------------    -----------------------------
     100%                                                    2005             2004         2005                2004
     Tonnes milled (000's)                                 13,527           12,891       50,666              50,623
     Copper grade (%)                                        0.42             0.41         0.40                0.38
     Copper recovery (%)                                     89.5             89.7         88.8                87.7
     Copper production (000's tonnes)                        50.3             47.1        179.0               170.3
     Copper sales (000's tonnes)                             49.0             31.1        185.8               156.1
     Molybdenum production (000's pounds)                   1,309            2,464        6,306              10,722
     Molybdenum sales (000's pounds)                        1,426            3,174        6,853              10,762
     Company's share of operating profit ($ millions)*        190              162          613                 431

     *   The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to
         February 29, 2004. Upon the acquisition of the additional 33.6% interest of HVC on March 1, 2004, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 50,300 tonnes in the fourth quarter was 7% higher than a year ago due mainly to the higher throughput in the fourth quarter. Molybdenum production was 1.3 million pounds compared with 2.5 million pounds produced in the fourth quarter of 2004 due to a greater proportion of ore being processed from the Valley pit, which has higher copper but lower molybdenum grades.

Molybdenum sales of 1.4 million pounds were 55% lower than the fourth quarter of 2004 due mainly to the lower production. Molybdenum revenues were $34 million in the fourth quarter compared with $110 million in the same period last year due in part to the lower sales volumes and a lower realized molybdenum price, which averaged of US$20 per pound in the fourth quarter compared with US$28 per pound a year ago.

Operating profit, including settlement adjustments of $27 million, was $190 million in the fourth quarter compared with $162 million in the same period last year. Copper sales volumes of 49,000 tonnes in the fourth quarter were similar to production, but significantly higher than a year ago due to the timing of shipments. Copper sales for the year were 6,800 tonnes higher than production while copper sales in 2004 were 14,200 tonnes lower than production.

In September the company announced plans to proceed with an extension of the mine life by five years to September 2013. This extension reduced amortization charges at the mine by $8 million in the quarter. Work has commenced on overburden removal for the extension (see Corporate Development section).

HEMLO GOLD MINES (50%)
                                                       Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------    -----------------------------
     100%                                                    2005             2004         2005                2004
     Tonnes milled (000's)                                    877              918        3,503               3,662
     Grade (g/tonne)                                          3.9              4.8          4.4                 4.5
     Mill recovery (%)                                       92.9             93.5         93.7                94.0
     Production (000's ozs)                                   101              133          460                 495
     Sales (000's ozs)                                         95              130          459                 493
     Cash operating cost per ounce (US$)                      394              267          336                 266
     Company's share of operating profit ($ millions)           1                8            9                  32

Gold production of 101,000 ounces in the fourth quarter was 32,000 ounces lower than the same period last year due mainly to lower ore grades and throughput. Poor ground conditions in higher grade sections of the mines resulted in delayed blasting and drilling in the quarter. The average gold price realized in the fourth quarter was US$483 per ounce compared with US$429 per ounce a year ago. The higher gold price was partly offset by a weaker U.S. dollar compared with the fourth quarter 2004.


8          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

Cash operating costs of $462 (US$394) per ounce in the fourth quarter were significantly higher than $326 (US$267) a year ago due to higher mining costs and the effect of lower production. The increase in U.S. dollar unit operating costs was also due to the effect of a weaker U.S. dollar. Operating profit was $1 million in the fourth quarter compared with $8 million last year as a result of lower production and higher operating costs.

ELK VALLEY COAL PARTNERSHIP (39%)
                                                       Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------     ---------------------------
     100%                                                    2005             2004          2005              2004
     Coal production (000's tonnes)                         6,134            6,493        25,679            24,889
     Coal sales (000's tonnes)                              5,747            6,605        24,124            25,004
     Average sale price (US$/tonne)                           122               57            99                52
     Average sale price (Cdn$/tonne)                          149               76           125                73
     Cost of product sold (Cdn$/tonne)
         Operating expenses                                    36               28            32                26
         Transportation                                        36               32            35                29
     Company's share of operating profit ($ millions)*        159               32           512               125

     *   Results from Elk Valley Coal Partnership represent the company's 39% direct interest from April 1,
         2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. The company holds an additional 5.3% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 44.3% effective interest since April 1, 2005.

Coal production of 6.1 million tonnes in the fourth quarter was lower than the same period a year ago as production was curtailed due to a buildup of inventory caused by delay of shipments requested by customers. Coal sales of
5.7 million tonnes were 858,000 tonnes lower compared with the fourth quarter last year. The higher operating costs in the fourth quarter compared to a year ago were due mainly to higher energy costs and stripping ratios.

The average sale price for coal was US$122 per tonne in the fourth quarter compared with US$57 per tonne in the same period in 2004. The company's share of operating profit was $159 million in the fourth quarter, a significant increase from $32 million a year ago due mainly to the higher realized coal price despite lower sales volumes, a weaker U.S. dollar and higher operating and transportation costs.

A new four-year collective agreement at the Line Creek operation was reached and ratified in January 2006. The collective agreement at Elkview mine expired at the end of October 2005 and negotiations are ongoing. The collective agreement at Fording River operations expires in April 2006.

Elk Valley Coal has requested a review of the loading rate under its contract with Westshore Terminals for the Elkview operations effective April 1, 2005. The contract provides that if the parties cannot agree on how the rate should be revised to be consistent with the original intention of the parties, the matter will be resolved by arbitration.

COSTS AND EXPENSES

Interest expense of $30 million in the fourth quarter of 2005 increased by $16 million compared with the same period last year. The increase was the result of interest charges on US$1.0 billion of bonds issued by the company in late September 2005.

Administration and marketing expense of $27 million was $10 million higher in the fourth quarter compared with a year ago, primarily due to a $3 million increase in stock-based compensation expense from the appreciation in the company's share price and an additional $2 million provision to pension liabilities.

Exploration expense of $20 million in the fourth quarter was significantly higher than $14 million a year ago reflecting an increase in the company's exploration activities.


9          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

Other income of $49 million included $25 million of investment income recognized on the company's holding of Fording Canadian Coal Trust units, which increased from $5 million in the same period last year. The company also recorded a $20 million gain on the sale of investments, and additional consideration of $7 million from the sale of the company's interest in the Cajamarquilla zinc refinery in 2004. This was the first payment of additional consideration contingent upon the price of zinc achieving specified price levels in each of the years from 2005 to 2009.

Interest income of $27 million increased significantly from a year ago due mainly to the higher cash balance arising from the higher earnings and the proceeds from the US$1.0 billion bond issue.

The provision for income and resource taxes of $160 million in the fourth quarter included non-recurring adjustments of $52 million as certain provisions for future taxes were no longer considered necessary. The composite tax rate, excluding the effect of the aforementioned unusual items, was 30% in the fourth quarter compared with the Canadian Statutory tax rate of 35%. The composite tax rate was lower than the expected tax rate due to the recognition of benefits from losses carried forward. The effect of provincial mineral taxes in Canada was largely offset by the lower tax rates in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations of $576 million in the fourth quarter was significantly higher than the $403 million a year ago due to higher operating profits from zinc, copper and coal operations. Cash flow from operations for the year ended December 31, 2005 was $1.7 billion compared with $1.1 billion in the previous year.

Capital expenditures in the fourth quarter were $100 million compared with $68 million in the fourth quarter of 2004, of which $44 million was sustaining capital expenditures and $56 million was development expenditures. Investments of $21 million included $17 million for the Fort Hills oil sands project.

The company deferred its semi-annual dividend payment from December 30, 2005 to January 3, 2006 in light of the enhancements to tax benefits for dividends proposed to come into effect on January 1, 2006.

At December 31, 2005, the company had a cash balance of $3.1 billion and debt of $1.7 billion excluding the exchangeable debentures. The company also had bank credit facilities aggregating $1.1 billion. Unused credit lines under these facilities amounted to $912 million, after issuing letters of credit for $131 million.

CORPORATE DEVELOPMENT

In November 2005, the company acquired a 15% partnership interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project, located 90 kilometres north of Fort McMurray in Alberta, Canada. The subscription price will be satisfied by the company contributing 34% ($850 million) of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Engineering and design work is underway, and a preliminary cost estimate is expected to be completed by the end of 2006. In January 2006, the Partners announced the decision to locate the project upgrader in Sturgeon County, about 40 kilometres northeast of Edmonton. The upgrader will process bitumen mined at the Fort Hills mine into synthetic crude oil.

At Pogo, the overall construction was 96% complete at the end of 2005 and all major surface facilities were substantially complete. Commissioning activities were advanced to prepare the plant for startup. On January 12, 2006, the first feed was introduced to the mill two months ahead of schedule. Underground development and the completion of the underground ore handling facilities are not expected to be complete until the end of the first quarter of 2006. Ore will be trucked to the mill during this period until all facilities are complete. Tune up and de-bugging of the operation will continue and ramping up to commercial production is expected in the second quarter of 2006. The final cost for the project is expected to be US$347 million.


10          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

As previously reported, the Highland Valley Copper mine is proceeding with an extension of the mine life by five years to 2013. Capital costs for the project are approximately $40 million. In addition, there will be stripping costs on the push-back of the Valley pit wall estimated to be $150 million in the four-year period from 2006 to 2009. These costs will be deferred and amortized over the extension period. Approximately 85% of the waste for the Valley pit expansion will be removed by the end of 2009 and the average strip ratio for the remaining mine life after 2009 is estimated to be 0.15 to 1. During the transition period, the mine strip ratio will increase and copper production will decline to approximately 114,000 tonnes and 124,000 tonnes in 2008 and 2009 respectively. The average annual copper production for the following four years is estimated to average 165,000 tonnes per year.

OUTLOOK

The company's share of estimated 2006 production volumes for its major products are as follows:

                                                             2005         2006
                                                           ACTUAL         PLAN
                                                           ------         ----

    Refined zinc (000's tonnes)                               223          295
    Refined lead (000's tonnes)                                69           95
    Zinc in concentrate (000's tonnes)                        657          650
    Lead in concentrate (000's tonnes)                        110          115
    Copper in concentrate (000's tonnes)                      263          265
    Molybdenum (000's pounds)                               9,482        6,730
    Gold (000's ounces)                                       245          440
    Metallurgical coal (000's tonnes)*                      9,948       10,350

    * Excluding the company's indirect interest in Elk Valley Coal Partnership through its investment in Fording Canadian Coal Trust units.

At Trail, planned production of refined zinc and lead in 2006 is higher than 2005 levels because 2005 production was affected by the strike from July to early October. Power sales in 2006 are estimated to be 950 gigawatts.

Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July. In the first two quarters of 2006, sales of zinc in concentrate are expected to be approximately 100,000 tonnes and 70,000 tonnes respectively and there will be immaterial amounts of lead concentrate sales.

Molybdenum production at Highland Valley Copper in 2006 is expected to decrease by approximately 3 million pounds from the 2005 production level, as more ore will be processed from the Valley pit, which has a lower molybdenum content.

At Antamina, copper production in 2006 is expected to be slightly higher than the 2005 production level, while zinc production in 2006 is expected to decrease by approximately 30% due to changes to ore mix and grades.

Elk Valley Coal continues to move ahead with expansion projects that will ultimately increase its annualized production capacity to 30 million tonnes. However, Elk Valley Coal's production capacity is expected to be restricted in 2006 to approximately 24 to 25 million tonnes due to a global shortage of haulage truck tires. Elk Valley Coal anticipates this tire shortage will continue into 2007. Elk Valley Coal is currently negotiating with its customers on 2006 coal year sales prices, which will take effect on April 1, 2006.

Gold production is expected to increase by approximately 195,000 ounces from 2004 due to production from the new Pogo mine.

Copper and zinc prices have strengthened in the fourth quarter, but are vulnerable to fluctuations due to changes in global economic conditions. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable, which could be positive or negative


11          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT
depending on the movement in metal prices. At December 31, 2005, outstanding settlements included 192 million pounds of copper having a carrying value of US$2.03 per pound and 205 million pounds of zinc at US$0.87 per pound. The amount of additional revenues recognized by the company on price increases will be reduced by price participation deductions as provided in the smelting and refinery agreements.

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based. The U.S. dollar weakened from an exchange rate of 1.20 to the Canadian dollar at December 31, 2004 to
1.16 at December 31, 2005.

Sensitivity of metal prices and the U.S. dollar exchange rate on earnings based on the company's current 2006 production plan is as follows:

                                                   Estimated Impact on
                               Change        Annual After-tax Earnings
-------------------------------------------------------------------------
                                                        (CDN$ MILLIONS)
         Zinc                  US$0.01/lb                   $       10
         Lead                  US$0.01/lb                   $        3
         Copper                US$0.01/lb                   $        4
         Gold                  US$10/oz                     $        3
         Coal                  US$1/tonne                   $        7
         Molybdenum            US$1/pound                   $        5
         Power                 US$10/MW.h                   $        7
         Cdn$/US$              Cdn$0.01                     $       17

         Note:
            The effect on the company's earnings due to commodity price movements will vary from quarter to quarter depending on sales volumes. The impact of the U.S. dollar exchange rate will depend on the underlying commodity prices.

The company's operations are experiencing rising production costs due to increasing prices for fuel, steel, tires, labour and maintenance parts and supplies. These rising prices, driven by increased global economic activities, are expected to continue into 2006 and affect the company's operating costs.

The composite tax rate on the company's regular earnings in 2006 is expected to increase to approximately 36% to 40%, as the tax losses which were available to reduce tax expense in 2005 have been fully recognized.

The company's capital expenditures are estimated to be $350 million for 2006. Planned sustaining capital expenditures for 2006 amount to $190 million, and development project costs are expected to be $170 million including $45 million at Highland Valley Copper and $83 million on the Fort Hills Oil Sands project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation


12          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT
and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

The original citizen's suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

In 2003, Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC) responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. This action was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe. The United States Department of Justice closed its investigation in late 2004. The European Commission did not find any grounds to proceed with the investigation and closed their file on the copper case in 2005. The company is co-operating in the continuing investigation in Canada and there can be no assurance that the investigation in Canada will not result in further regulatory action against the company or HVC or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

CHANGES IN ACCOUNTING POLICIES

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change in earnings or retained earnings.

DEFERRED STRIPPING

In March 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board ruled that post production stripping costs were a period cost, disallowing the common mining industry practice of deferring stripping costs based on life of mine stripping ratios. The standard is effective January 1, 2006 for US GAAP purposes. In November 2005, the Emerging Issues Committee of the CICA issued an exposure draft (EIC D56) on "Accounting for Stripping Costs in the Mining Industry", which differed from the US standard by allowing the capitalization of stripping costs which result in a betterment of the asset by providing access to additional sources of ore. This draft has not yet been formally adopted by the CICA. As a result of these pronouncements and


13          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT
effective January 1, 2006 the company will discontinue deferring stripping costs based on life of mine strip ratios. Stripping costs deferred in 2005 were $28 million. The company will continue, however, to defer stripping costs of major mine expansions which allow the company to mine reserves previously not included in the reserve base. In 2006, the company expects to defer a total of $23 million of such costs in respect of the mine expansion at the Highland Valley mine.

FINANCIAL INSTRUMENTS

In the fourth quarter of 2005, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $24 million. In addition, included in other income and expenses are losses on derivatives and financial instruments totalling $4 million in the quarter, which relate mostly to copper forward sales contracts that do not qualify for hedge accounting treatments. The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $13 million as at December 31, 2005.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per
   share data)                         2005                            2004                            2003
                           ------------------------------  ------------------------------  ------------------------------
                               Q4      Q3      Q2     Q1       Q4      Q3     Q2      Q1       Q4      Q3     Q2      Q1
Revenues                    1,343   1,150     994    928    1,051     925    777     675      716     545    460     507
Operating profit              700     560     417    329      392     332    221     179      132      62     33      43
Net earnings                  510     405     225    205      285     120    116      96      104      16      9       5
Earnings per share          $2.50   $2.00   $1.11  $1.01    $1.42   $0.62  $0.60   $0.51    $0.56   $0.08  $0.04   $0.03
Cash flow (before changes
   to working capital item)   576     476     332    286      403     329    231     180      139      79     52      44

OUTSTANDING SHARE DATA

As at January 26, 2006 there were 198,784,471 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 2,658,906 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 13 of the company's 2004 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.


14          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2005 financial results on Thursday, February, 2, 2006 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.




15          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=============================================================================================================================
                                                                   THREE MONTHS ENDED                   YEAR ENDED
                                                                      DECEMBER 31                       DECEMBER 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2005              2004            2005             2004
=============================================================================================================================

REVENUES                                                        $1,343            $1,051          $4,415           $ 3,428
OPERATING EXPENSES                                                (572)             (583)         (2,135)           (2,029)
DEPRECIATION AND AMORTIZATION                                      (71)              (76)           (274)             (275)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   700               392           2,006             1,124

OTHER EXPENSES
     General, administration and marketing                         (27)              (17)            (89)              (68)
     Interest on long-term debt                                    (30)              (14)            (69)              (61)
     Exploration                                                   (20)              (14)            (70)              (42)
     Research and development                                       (2)               (3)            (13)              (14)
     Other income, net (Note 6)                                     49                24             155                24
WRITEDOWN OF INVESTMENT                                              -                 -               -               (64)

-----------------------------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME AND RESOURCE TAXES                          670               368           1,920               899

PROVISION FOR INCOME AND RESOURCE TAXES                           (160)              (97)           (575)             (305)

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                            510               271           1,345               594

NET EARNINGS FROM DISCONTINUED OPERATION                             -                14               -                23

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                    $  510             $ 285          $1,345           $   617
=============================================================================================================================

BASIC EARNINGS PER SHARE                                          $2.50             $1.42           $6.62            $3.18
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS               $2.50             $1.35           $6.62            $3.06
DILUTED EARNINGS PER SHARE                                        $2.35             $1.34           $6.22            $2.99
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS             $2.35             $1.27           $6.22            $2.88
WEIGHTED AVERAGE SHARES OUTSTANDING (000's)                    203,156            199,837         202,472          192,993

SHARES OUTSTANDING AT END OF PERIOD (000's)                    203,426            201,356         203,426          201,356

16          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
=============================================================================================================================
                                                                    THREE MONTHS ENDED                    YEAR ENDED
                                                                        DECEMBER 31                      DECEMBER 31
(IN MILLIONS OF DOLLARS)                                             2005           2004               2005            2004
=============================================================================================================================

OPERATING ACTIVITIES
        Net earnings from continuing operations                    $  510            $271            $1,345          $  594
        Items not affecting cash:
           Depreciation and amortization                               71              76               274             275
           Future income and resource taxes                            11              62               128             199
           Writedown of investment                                      -               -                 -              64
           Gain on sale of investments and assets                     (20)            (12)              (77)            (16)
           Other                                                        4               6                 -              27
        ---------------------------------------------------------------------------------------------------------------------
                                                                      576             403             1,670           1,143
        Net change in non-cash working capital items                   72              56               (23)            (27)
        ---------------------------------------------------------------------------------------------------------------------
                                                                      648             459             1,647           1,116

FINANCING ACTIVITIES
        Issuance of long-term debt                                     10               -             1,167               -
        Repayment of long-term debt                                    (1)            (17)              (95)           (124)
        Issuance of Class B Subordinate Voting Shares                   5              14                28             126
        Dividends paid                                                  -             (41)              (81)            (60)
        Interest on exchangeable debentures                            (4)             (3)               (6)             (5)
        Contributions to pension plans                                (21)              -               (21)            (34)
        ---------------------------------------------------------------------------------------------------------------------
                                                                      (11)            (47)              992             (97)
INVESTING ACTIVITIES
        Property, plant and equipment                                (100)            (68)             (326)           (216)
        Investments and other assets                                  (21)             (2)             (220)            (52)
        Acquisition of additional interest in Highland Valley
        Copper                                                          -               -                 -             (80)
        Proceeds from sale of investments and assets                   37               3               118              21
        Proceeds from sale of Cajamarquilla                             -             156                 -             156
        ---------------------------------------------------------------------------------------------------------------------
                                                                      (84)             89              (428)           (171)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 6             (22)              (34)            (40)

-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH FROM CONTINUING OPERATIONS                           559             479             2,177             808

INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION                 -              (1)                -               3
-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                      559             478             2,177             811

CASH AT BEGINNING OF PERIOD                                         2,525             429               907              96

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                              $3,084            $907            $3,084          $  907
=============================================================================================================================

17          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
=============================================================================================================================
                                                                                          DECEMBER 31             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                         2005                    2004
=============================================================================================================================

ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                                $3,084                   $ 907
      Accounts and settlements receivable                                                         531                     371
      Inventories                                                                                 652                     533
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                4,267                   1,811

INVESTMENTS                                                                                       666                     469

PROPERTY, PLANT AND EQUIPMENT                                                                   3,532                   3,488

OTHER ASSETS                                                                                      344                     291

-----------------------------------------------------------------------------------------------------------------------------
                                                                                               $8,809                  $6,059
=============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                                  $ 442                   $ 359
      Dividend payable                                                                             81                       -
      Current portion of long-term debt                                                           213                      38
      Income and resource taxes payable                                                           379                      63
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                1,115                     460

LONG-TERM DEBT (Note 3)                                                                         1,508                     627
OTHER LIABILITIES (Note 8)                                                                        648                     608
FUTURE INCOME AND RESOURCE TAXES                                                                  907                     895
EXCHANGEABLE DEBENTURES                                                                           248                     248
SHAREHOLDERS' EQUITY (Note 9)                                                                   4,383                   3,221

-----------------------------------------------------------------------------------------------------------------------------
                                                                                               $8,809                  $6,059
=============================================================================================================================


18          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
=============================================================================================================================
                                                                       THREE MONTHS ENDED                  YEAR ENDED
                                                                          DECEMBER 31                     DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                2005            2004            2005            2004
=============================================================================================================================

BALANCE AT BEGINNING OF PERIOD                                        $1,801         $   806          $1,049         $   495
Net earnings                                                             510             285           1,345             617
Dividends                                                                (81)            (41)           (162)            (60)
Exchangeable debentures interest, net of tax                              (2)             (1)             (4)             (3)

-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                              $2,228          $1,049          $2,228          $1,049
=============================================================================================================================



19          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.


2.   CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.


3.   LONG-TERM DEBT

     On September 28, 2005, the company issued US$300 million of 5.375% notes due October 1, 2015 and US$700 million of 6.125% notes due October 1, 2035. Net proceeds after the costs of the issue were Cdn$1.16 billion.


4.   ACQUISITION OF INTEREST IN FORT HILLS OIL SANDS PROJECT

     In November 2005, the company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills Oil Sands project in Alberta, Canada. The subscription price will be satisfied by the company contributing 34% ($850 million) of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. The interest in the Fort Hills Oil Sands project is recorded as an investment on an equity basis, which had a carrying value of $17 million as at December 31, 2005.

5.   SUPPLEMENTARY CASH FLOW INFORMATION

                                             THREE MONTHS ENDED         YEAR ENDED
                                                DECEMBER 31            DECEMBER 31
     (IN MILLIONS OF DOLLARS)                 2005        2004       2005        2004
     --------------------------------------------------------------------------------
     Interest paid                             $ 3         $ 2       $ 49         $50
     Income and resource taxes paid            $43         $20       $177         $79


20          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
=======================================================================================================================

6. OTHER INCOME (EXPENSE)

                                                                      THREE MONTHS ENDED                 YEAR ENDED
                                                                          DECEMBER 31                    DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                          2005        2004               2005        2004
     ------------------------------------------------------------------------------------------------------------------

     Income from Fording Canadian Coal Trust                            $25        $  5               $ 76        $ 13
     Gain on sale of investments and assets                              20          16                 58          25
     Gain on sale of 5% interest in Elkview mine                          -           -                 19           -
     Interest and investment income                                      27           5                 56          10
     Additional Quebrada Blanca and Cajamarquilla
        sales proceeds                                                    7          12                 19          12
     Insurance proceeds                                                   -           -                 21          12
     Non-hedge derivative losses                                         (4)          -                (29)          -
      Asset retirement obligation expense for closed properties          (13)       (13)               (24)        (26)
     Minority interests                                                  (4)         (4)               (15)         (9)
     Miscellaneous income (expense)                                      (9)          3                (26)        (13)

     ------------------------------------------------------------------------------------------------------------------
                                                                        $49        $ 24               $155        $ 24
     ==================================================================================================================

7. EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                     THREE MONTHS ENDED                 YEAR ENDED
                                                                         DECEMBER 31                   DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                         2005        2004               2005        2004
     ------------------------------------------------------------------------------------------------------------------

     Pension plans                                                     $11        $  9                $40          $40
     Post-retirement benefit plans                                       9           5                 22           22

     ------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                  $20         $14                $62          $62
     ==================================================================================================================

8. OTHER LIABILITIES

     (IN MILLIONS OF DOLLARS)                                                             DECEMBER 31        December 31
                                                                                                 2005               2004
     --------------------------------------------------------------------------------------------------------------------
     Asset retirement obligation and closure costs                                               $407               $383
     Accrued pension and post-retirement benefits                                                 206                182
     Minority interests                                                                            18                 10
     Other                                                                                         17                 33

     --------------------------------------------------------------------------------------------------------------------
                                                                                                 $648               $608
     ====================================================================================================================

21          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


9. SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity

                                                    DECEMBER 31   December 31
        (IN MILLIONS OF DOLLARS)                           2005          2004
        ----------------------------------------------------------------------

        Share capital                                    $2,155        $2,124
        Contributed surplus                                  61            58
        Retained earnings                                 2,228         1,049
        Cumulative translation adjustment                  (168)         (117)
        Exchangeable debentures (due 2024)                  107           107

        ----------------------------------------------------------------------
                                                         $4,383        $3,221
        ======================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

     (b) Stock-Based Compensation

         In March 2005, 367,200 share options were granted to employees. These options have an exercise price of $45.28, a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated at $18 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4.73 years, a risk-free interest rate of 3.75%, a dividend yield of 0.88% and an expected volatility of 36%.

         In the first and second quarter the company issued 232,000 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest on December 31, 2007 for employees. Total number of deferred and restricted share units outstanding at the end of the period was 344,867.

         The company recorded stock-based compensation expense of $18 million in 2005 in respect of all outstanding options and share units.


22          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
=============================================================================================================================

10. DERIVATIVES AND FINANCIAL INSTRUMENTS AT DECEMBER 31, 2005
                                                                                                                  Unrealized
                                                                                                                Market Value
                                                            2006        2007       2008       2009      Total     Gain (Loss)
       ----------------------------------------------------------------------------------------------------------------------
                                                                                                                   (CDN$
                                                                                                                 MILLIONS)
       GOLD
          Forward sales contracts (thousands of                -          44         44         43        131
          ozs)
          Average price (US$/oz)                               -         350        350        350        350          $(30)

          Forward sales contracts (thousands of               34           8          -          -         42
          ozs)
          Average price (C$/oz)                              520         520          -          -        520            (4)

       US DOLLARS (Note a)
          Forward sales contracts ($ millions)               159           -          -          -        159
          Average exchange rate                             1.44           -          -          -       1.44            45

       ZINC (Note b)
          Forward purchase (millions of lbs)                   7           -          -          -          7
          Average price (US(cent)/lb)                         61           -          -          -         61             2

       LEAD
          Forward purchase (millions of lbs)                   2           -          -          -          2
          Average price (US(cent)/lb)                         40           -          -          -         40             -

       INTEREST RATE SWAP

       Principal Amount          Rate Swapped          Rate Obtained              Maturity Date               Unrealized Gain
       -----------------------------------------------------------------------------------------------------------------------

       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                            -

       Notes:
       (a)  Included in the U.S. dollar forward sales contracts of US$159 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$37 million.
       (b)  From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.


23          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


11.      CONTINGENCIES

     (a) Lake Roosevelt

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

         In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

         The original citizen's suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

         The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

         There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

     (b) Competition Investigation

         In 2003, Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC) responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. This action was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe. The United States Department of Justice closed its investigation in late 2004. The European Commission did not find any grounds to proceed with the investigation and closed their file on the copper case in 2005. The company is co-operating in the continuing investigation in Canada and there can be no assurance that the investigation in Canada will not result in further regulatory action against the company or HVC or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.


24          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
====================================================================================================================


12.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes.
     All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's investment, exploration and development activities.

     ===============================================================================================================

                                                                 Year ended December 31, 2005
                                           -------------------------------------------------------------------------
                                                 Zinc      Zinc                                Corporate
     ($ IN MILLIONS)                         Smelters     Mines     Copper    Gold      Coal   and Other      Total
     ---------------------------------------------------------------------------------------------------------------
     Segment revenues                           937        731     1,566      127     1,173          194      4,728
     Less inter-segment revenues                  -       (159)     (11)        -       (2)        (141)       (313)
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                   937        572     1,555      127     1,171           53      4,415

     Operating profit                           149        327     1,009        9       512            -      2,006
     Interest expense                             -          -      (14)        -         -         (55)        (69)
     Other corporate expenses                     -          -         -        -         -         (17)        (17)
     ---------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                  149        327       995        9       512         (72)      1,920
        discontinued operation

     Capital expenditures                        34         45        32      100       101           14        326

     Total assets                             1,370      1,664     1,217      358       656        3,544      8,809


     ===============================================================================================================

                                                             Three months ended December 31, 2005
                                           -------------------------------------------------------------------------
                                                 Zinc      Zinc                                Corporate
     ($ IN MILLIONS)                         Smelters     Mines     Copper    Gold      Coal   and Other      Total
     ---------------------------------------------------------------------------------------------------------------

     Segment revenues                           251        311       452       29       338           59      1,440
     Less inter-segment revenues                  -        (36)      (2)        -        (2)         (57)       (97)
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                   251        275       450       29       336            2      1,343

     Operating profit                            48        169       318        1       159            5        700
     Interest expense                             -          -       (3)        -         -          (27)       (30)
     Other corporate income                       -          -         -        -         -            -          -
     ---------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                   48        169       315        1       159          (22)       670
        discontinued operation

     Capital expenditures                        10         15        11       39        14           11        100


25          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
====================================================================================================================


12.  SEGMENTED INFORMATION, CONTINUED


     ===============================================================================================================

                                                                 Year ended December 31, 2004
                                           -------------------------------------------------------------------------
                                                 Zinc      Zinc                                Corporate
     ($ IN MILLIONS)                         Smelters     Mines     Copper    Gold      Coal   and Other      Total
     ---------------------------------------------------------------------------------------------------------------
     Segment revenues                         1,006        643     1,100      142       645           17      3,553
     Less inter-segment revenues                  -       (123)        -        -         -           (2)      (125)
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                 1,006        520     1,100      142       645           15      3,428

     Operating profit                           135        203       628       32       125            1      1,124
     Interest expense                             -          -      (15)        -         -          (46)       (61)
     Other corporate expenses                     -          -         -        -         -         (164)      (164)
     ---------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                  135        203       613       32       125         (209)       899
        discontinued operation

     Capital expenditures                        24         37        17       82        53            3        216

     Total assets                             1,297      1,456     1,197      263       513        1,333      6,059


     ===============================================================================================================

                                                             Three months ended December 31, 2004
                                           -------------------------------------------------------------------------
                                                 Zinc      Zinc                                Corporate
     ($ IN MILLIONS)                         Smelters     Mines     Copper    Gold      Coal   and Other      Total
     ---------------------------------------------------------------------------------------------------------------

     Segment revenues                           275        274       323       36       180           (5)     1,083
     Less inter-segment revenues                  -        (31)        -        -         -           (1)       (32)
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                   275        243       323       36       180           (6)     1,051

     Operating profit                            33         98       224        8        32           (3)       392
     Interest expense                             -          -       (4)        -         -          (10)       (14)
     Other corporate expenses                     -          -         -        -         -          (10)       (10)
     ---------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                   33         98       220        8        32          (23)       368
        discontinued operation

     Capital expenditures                        10          6         4       31        17            -         68


26          TECK COMINCO LIMITED 2005 FOURTH QUARTER REPORT